                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                             Dominion Bridge Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                   Class A Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      0002571921
           --------------------------------------------------------
                                 (CUSIP Number)

 Douglas A. Gerrard, Deere Parke Equities, L.L.C., 650 Dundee Road, Suite 460,
                 Northbrook, IL 60062; Telephone no. (847) 509-8500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    August 7, 1997
           --------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:        / /

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Deere Park Equities, L.L.C.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/(1)
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     WG/OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  2,110,100
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  2,110,100
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,110,100
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     00
-------------------------------------------------------------------------------

------------------------
(1) The filing person is also filing this Schedule 13D in its individual capacity.

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Douglas A. Gerrard

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/(2)
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  2,110,100
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  2,110,100
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,110,100
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

------------------------
(2) The filing person is also filing this Schedule 13D in his individual capacity.

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     STG Investments, Ltd.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Liberia
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Leonard Feldman

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Michel L. Marengere

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/(3)
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                825,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  1,659,792
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  825,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,659,792
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,484,792
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

------------------------
(3) The filing person is filing a separate Schedule 13D in his individual capacity on the date hereof.

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Fidutech Technologies, Inc.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/(4)
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  1,659,792
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,659,792
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,659,792
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

------------------------
(4) The filing person is filing a separate Schedule 13D in its individual capacity on the date hereof.

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Nicolas Matossian

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                446,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  204,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  446,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  204,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     650,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Greyhorse Resources (Canada) Ltd.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  204,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  204,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     204,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Chris Theodoropoulos

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                245,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  245,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     245,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Olivier Despres

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                175,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  175,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     175,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     J. Arthur Gelinas

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                220,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  220,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     220,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Robert Chartier

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                130,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  130,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     130,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Jacques Delorme

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                146,868
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  5,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  146,868
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  5,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     151,868
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Servidel Inc.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  5,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  5,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .02%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Vitold Jordan

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                70,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  70,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     70,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Ted Shtym

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                70,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  70,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     70,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Rosalba Nespeca

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                35,500
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  35,500
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     35,500
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Micheline Prud'homme

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                105,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  105,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

CUSIP No.: 0002571921

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Rene Amyot

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED                100,000
 BY EACH REPORTING           --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  100,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the Class A Common Stock, par value $.001 per share (the "Common Stock"), issued by Dominion Bridge Corporation, a Delaware corporation (the "Company"), with principal executive offices located at 500 Notre Dame Street, 3rd Floor, Lachine, Quebec CANADA H8S 2B2.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) This statement is filed by Deere Park Equities, L.L.C., an Illinois limited liability company (the "LLC"); Douglas A. Gerrard, an individual of United States citizenship who is a Class A Member and the managing member of the LLC ("Gerrard"); STG Investments, Ltd., a Liberian corporation which is a non-managing Class C Member of the LLC ("STG"); Leonard Feldman, an individual of United States citizenship ("Feldman"); Michel L. Marengere, an individual of Canadian citizenship ("Marengere"); Fidutech Technologies, Inc., a Canadian corporation ("FTI"); Nicolas Matossian, an individual of Canadian citizenship ("Matossian"); Greyhorse Resources (Canada) Ltd., a Canadian corporation ("Greyhorse"); Chris Theodoropoulos, an individual of Canadian citizenship ("Theodoropoulos"); Olivier Despres, an individual of Canadian citizenship ("Despres"); J. Arthur Gelinas, an individual of Canadian citizenship ("Gelinas"); Robert Chartier, an individual of Canadian citizenship ("Chartier"); Jacques Delorme, an individual of Canadian citizenship ("Delorme"); Servidel Inc., a Canadian corporation ("Servidel"); Vitold Jordan, an individual of Canadian citizenship ("Jordan"); Ted Shtym, an individual of Canadian citizenship ("Shtym"); Rosalba Nespeca, an individual of Canadian citizenship ("Nespeca"); Micheline Prud'homme, an individual of Canadian citizenship ("Prud'homme"); and Rene Amyot, an individual of Canadian citizenship ("Amyot"). The controlling person of STG is Consolidated Nominees Limited, a British Virgin Islands company ("Consolidated Nominees"). Information required by this Item 2 with respect to the executive officers and directors of STG is set forth on Schedule A hereto. Marengere is the sole executive officer and director, and the controlling shareholder, of FTI. Amyot is a minority shareholder of FTI. Matossian is the sole executive officer, director and shareholder of Greyhorse. Delorme is the sole executive officer, director and shareholder of Servidel. The LLC, Gerrard, STG, Feldman, Marengere, FTI, Matossian, Greyhorse, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Servidel, Jordan, Shtym, Nespeca, Prud'homme and Amyot are sometimes collectively referred to herein as the "Group" and, individually, as "Group Members." Any disclosures herein with respect to persons other than Group Members are made on information and belief after making inquiry to the appropriate party.

    This Statement is also filed by each of the LLC and Gerrard in their individual capacities.

    (b) The address of the LLC, and the business address of Gerrard and Feldman is Deere Park Equities, L.L.C., 650 Dundee Road, Suite 460, Northbrook, IL 60062. The address of STG is 80 Broad Street, Monrovia, Liberia. The address of Consolidated Nominees is Road Town, Tortola, British Virgin Islands. The business address of Marengere, FTI, Matossian, Greyhorse, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Jordan, Shtym, Nespeca, Prud'homme and Amyot is c/o Dominion Bridge Corporation, 500 Notre Dame Street, 3rd Floor, Lachine, Quebec CANADA

H8S 2B2. The address of Servidel is 142 Abbott Avenue, Suite 100, Westmount CANADA H37 2H9.

    (c) The LLC is a registered broker-dealer engaged in the investment business. Gerrard's principal occupation is investment management. The principal business of STG is investment consulting. Consolidated Nominees is a nominee company. Feldman is a consultant. Marengere, Matossian, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Jordan, Shtym and Nespeca are all principally engaged as officers and/or employees and, in the case of Marengere and Matossian, as directors, of the Company. Amyot is also a director of the Company and is engaged in the practice of law. The principal business of each of FTI and Servidel is investing in securities. The principal business of Greyhorse is investing in securities and holding oil and gas interests.

    (d) Neither any of the Group Members, nor Consolidated Nominees nor any person listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Neither any of the Group Members, nor Consolidated Nominees nor any person listed on Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source and amount of funds used by the LLC and Gerrard in acquiring the 2,110,100 shares of Common Stock beneficially owned by each of them, and by the Group in acquiring the, 6,547,260 shares of Common Stock beneficially owned by it, is as follows:

    Pursuant to the terms of an Operating Agreement, dated as of December 1, 1995, between the LLC and Gerrard (the "Operating Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, third-party investors may be admitted as Class C Members of the LLC from time to time. On August 7, 1997, STG made a capital contribution to the LLC in the form of equity securities of a publicly-traded corporation and, in connection therewith, entered into an Admission Agreement, dated as of August 7, 1997, between the LLC and STG (the "Admission Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, pursuant to which STG was admitted to the LLC as a Class C Member. The LLC, using credit made available to it by its clearing firm, supported by the additional capital contributed by STG, then purchased an aggregate of 1,850,000 shares of the Company's Common Stock from certain institutional holders in a private transaction at a price of $2.015 per share (the "Privately Purchased Shares").

    In addition, between August 1, 1997 and the date hereof, the LLC, using its working capital, acquired 260,100 shares of Common Stock in the open market at an aggregate purchase price of $466,563.49 (the "Market Shares"). See Item 5(c) hereof.

    Under the Operating Agreement, as supplemented by the Admission Agreement, STG will be allocated two-thirds of the profits, subject to certain adjustments, and all of the losses derived by the LLC from the Privately Purchased Shares but none of the profits or losses derived by the LLC from the Market Shares. Gerrard, as the Class A Member of the LLC, will be allocated one-third of the profits but none of the losses derived by the LLC from the Privately Purchased Shares and all of the profits and losses derived by the LLC from the Market Shares.

    Under the Operating Agreement, as supplemented by the Admission Agreement, STG, as a Class C Member, does not have the right to direct either the voting or the disposition of the Company's Common Stock held by the LLC. As a consequence, neither STG, Consolidated Nominees or any person listed on Schedule A hereto beneficially owns any shares of the Company's Common Stock.


    Each of the following Group Members was granted options to purchase the number of shares of Common Stock set forth opposite his or her name by the Company in consideration for his or her employment with the Company:

    Marengere            825,000
    Matossian            400,000
    Theodoropoulos       225,000
    Despres              175,000
    Gelinas              200,000
    Chartier             110,000
    Delorme              120,000
    Jordan                50,000
    Shtym                 50,000
    Nespeca               20,000
    Prud'homme           105,000

In addition, Amyot was granted options to purchase 100,000 shares of Common Stock by the Company in consideration for his services as the Company's attorney and as a director of the Company.

    Marengere acquired 1,659,792 of the shares of Common Stock beneficially owned by him, as the controlling shareholder of FTI, as follows: On June 25, 1993, after filing for bankruptcy the prior year, the Company filed with the bankruptcy court an amended plan of reorganization (the "Plan of Reorganization"). The Plan of Reorganization included an agreement (the "Edinov Agreement") between the Company and Edinov Corporation, a Canadian corporation, the capital stock of which was publicly traded in Canada ("Edinov"). The Edinov Agreement stipulated that, upon the date of effectiveness of the Plan of Reorganization and pursuant to a Plan of Arrangement under the Business Corporations Act of Canada, the

Company would issue shares of its Common Stock to the shareholders of Edinov in exchange for all outstanding shares of Edinov's capital stock. On
September 30, 1993, the Plan of Reorganization became effective, and FTI, as a shareholder of Edinov, received 1,659,792 shares of the Company's Common Stock.

    The following Group Members purchased or otherwise acquired the number of shares of Common Stock set forth below opposite their names at various times during the course of their employment with the Company. No such purchases were made during the past 60 days except as set forth on Schedule B hereto.

    Matossian             46,000
    Greyhorse            204,000
    Theodoropoulos        20,000
    Gelinas               20,000
    Chartier              20,000
    Delorme               26,868
    Servidel               5,000
    Jordan                20,000
    Shtym                 20,000
    Nespeca               15,500

ITEM 4.  PURPOSE OF TRANSACTION.

    Each of the Group Members acquired his, her or its shares of Common Stock for investment purposes. The Group was subsequently formed by the Group Members with the intention of combining the holders of a significant minority interest in the Company so as to attempt to cohesively exercise greater influence over the policies and direction of the Company and implement management's strategic plan for the Company. The Group Members intend to continually assess the market for the Common Stock, as well as the Company's financial position and operations. None of the Group Members has any plans to acquire additional shares of Common Stock at the present time, but they may determine to acquire additional shares in the future depending on, among other things, the prevailing market price of the Common Stock and their assessment of the Company's business and prospects. The Group Members may also determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock, depending on the same factors.
In making any such determination, the Group Members will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Group Members and, while currently there are no plans to do so, possibly in combination with others.

    The Company's management, consisting of Marengere, Matossian, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Jordan, Shtym and Nespeca (collectively, "Management"), is currently involved in a proxy contest for control of the Company with the Committee to Revitalize Dominion Bridge Corporation, consisting of certain shareholders of the Company (the "Committee," no member of which is a Group Member). Commencing during the summer of 1997, Marengere began investigating arrangements through which Management could seek to (i) increase its equity ownership in the Company, including, without limitation, through the exercise of options held by management which would have the added benefit of contributing working capital to the Company, (ii) obtain additional capital for the Company and (iii) expand its influence on the direction and policies of the Company. On various dates throughout the month of August 1997, Gerrard and representatives of STG engaged in discussions with representatives of Management and the Committee, with a view to assessing the respective positions of Management and the Committee. Such efforts by Management and discussions between Gerrard and representatives of STG resulted in a Letter Agreement (the "Letter Agreement"), dated August 19, 1997, among the LLC, Marengere and Matossian (the "Executive Shareholders"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

    Pursuant to the terms of the Letter Agreement, the LLC will contribute the Privately Purchased Shares and the Market Shares to a newly-formed partnership or similar entity ("Newco"). The LLC will lend to the Executive Shareholders an aggregate amount of $4,760,000, subject to the appointment of two nominees designated by the LLC to the Company's Board of Directors and certain other conditions, which amount will be allocated among Management to allow Management, Prud'homme and Amyot to exercise options held by them for 2,380,000 shares of Common Stock (the "Option Shares"). The loan will be evidenced by a five-year promissory note to be issued by the Executive Shareholders to the LLC (the "Note"). When issued, the Option Shares will be contributed to Newco by the members of Management, and the obligations under the Note will be assumed by Newco. The Note will be secured, when assigned to Newco, by all of the Privately Purchased Shares, the Market Shares and the Option Shares (collectively, the "Newco Shares") and will be subject to a limited recourse guaranty of the Executive Shareholders secured by a pledge of 500,000 additional shares owned by the Executive Shareholders (the "Guaranty Shares"). The Note will be payable with the Option Shares and, to the extent that the Option Shares are insufficient to provide for payment in full of the Note, with the Guaranty Shares and, to the extent of any remaining insufficiency, with the Privately Purchased Shares and the Market Shares.

    The Letter Agreement requires Management, Prud'homme and Amyot to grant proxies or similar rights to Newco with respect to the 2,057,160 shares of Common Stock currently held by Management (which amount includes the Guaranty Shares), and the LLC, Management, Prud'homme and Amyot to grant to Newco a voting proxy with respect to any additional shares of the Company's Common Stock acquired at any time prior to or during the existence of Newco.

    The Letter Agreement provides that Newco will be managed by Gerrard, Feldman, Marengere and Matossian, who will be required to vote unanimously with respect to the voting and, with certain exceptions, disposition of the Newco Shares, the voting of proxies for other shares controlled by Newco, and other matters concerning the business, operation and management of Newco. Newco will have a five-year term, subject to early termination in certain circumstances. Pursuant to the Letter Agreement, the Option Shares, or proceeds thereof, not used for payment of the Note will be allocated 30% to the LLC and 70% to the Executive Shareholders, and the Privately Purchased Shares and the Market Shares, or the proceeds thereof, not used for payment of the Note, will be allocated 60% to the LLC and 40% to the Executive Shareholders.

    Except as set forth above, none of the Group Members has any plans or proposals which relate to or would result in any of the following:

    (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

    (c)  A sale or transfer of a material amount of assets of the Company;

    (d) Any material change in the present capitalization or dividend policy of the Company;

    (e) Any other material change in the Company's business or corporate structure;

    (f) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (g) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

    (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

    (i)  Any action similar to those enumerated above.

    Although, except as disclosed herein, none of the Group Members has any plans or proposals to engage in any of the transactions specified in paragraphs
(a) through (i) of this Item 4, one or more of such persons may consider proposing to the Company one or more acquisitions, divestitures, business combinations, financings or other of such transactions in the future depending upon factors including, but not limited to, developments with respect to the proxy contest between Management and the Committee, the market for the Company's Common Stock, the Company's prospects, alternative investment opportunities, general economic, business and monetary conditions, as well as other factors deemed relevant from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 29,052,648 shares outstanding, which is the total number of shares of Common Stock outstanding on August 5, 1997, as reported by the Company in its Form 10-Q for the period ending June 30, 1997, filed with the Securities and Exchange Commission on August 14, 1997.

         Each of the LLC and Gerrard beneficially owns 2,110,100 shares of Common Stock, representing approximately 7.3% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         The Group beneficially owns 6,547,260 shares of Common Stock, representing approximately 20.9% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Marengere beneficially owns 2,484,792 shares, 825,000 shares of which are subject to stock options exercisable immediately, representing approximately 8.3% of the number of issued and outstanding shares of Common Stock as of August 5, 1997. This number excludes the shares owned by Marengere's spouse. See Prud'homme below.

         FTI beneficially owns 1,659,792 shares, representing approximately 5.7% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Matossian beneficially owns 650,000 shares, 400,000 shares of which are subject to stock options exercisable immediately, representing approximately 2.2% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Greyhorse beneficially owns 204,000 shares, representing approximately .7% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Theodoropoulos beneficially owns 245,000 shares, 225,000 shares of which are subject to stock options exercisable immediately, representing approximately .8% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Despres beneficially owns 175,000 shares, all of which are subject to stock options exercisable immediately, representing approximately .6% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Gelinas beneficially owns 220,000 shares, 200,000 of which are subject to stock options exercisable immediately, representing approximately .8% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Chartier beneficially owns 130,000 shares, 110,000 of which are subject to stock options exercisable immediately, representing approximately .4% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Delorme beneficially owns 151,868 shares, 120,000 of which are subject to stock options exercisable immediately, representing approximately .5% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Servidel beneficially owns 5,000 shares, representing approximately .02% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Jordan beneficially owns 70,000 shares, 50,000 of which are subject to stock options exercisable immediately, representing approximately .2% of the number of issued and outstanding shares of Common Stock as of August 5, 1997. Such number of shares does not include 5,000 shares owned by Nicole Farbier, as to which Jordan disclaims beneficial ownership.

         Shtym beneficially owns 70,000 shares, 50,000 of which are subject to stock options exercisable immediately, representing approximately .2% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Nespeca beneficially owns 35,500 shares, 20,000 of which are subject to stock options exercisable immediately, representing approximately .2% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Prud'homme beneficially owns 105,000 shares, all of which are subject to stock options exercisable immediately, representing approximately .4% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

         Amyot beneficially owns 100,000 shares, all of which are subject to stock options exercisable immediately, representing approximately .3% of the number of issued and outstanding shares of Common Stock as of August 5, 1997.

Neither STG, Consolidated Nominees, any person listed on Schedule A hereto or Feldman beneficially owns any shares of the Company's Common Stock.

    (b) Each of the LLC and Gerrard shares the power to vote and dispose of all of the shares of Common Stock beneficially owned by it or him with the other. Each of Marengere and FTI shares the power to vote and dispose of the 1,659,792 shares of Common Stock as to which they share beneficial ownership. Each of Matossian and Greyhorse shares the power to vote and dispose of the 204,000 shares of Common Stock as to which they share beneficial ownership. Each of Delorme and Servidel shares the power to vote and dispose of the 5,000 shares as to which they share beneficial ownership. Each of the other Group Members has sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him or her. Neither STG, Consolidated Nominees, any person named on Schedule A hereto or Feldman has the power to vote or dispose of any shares of Common Stock.

    (c) See Schedule C attached hereto for a list of purchases and sales of Common Stock by the LLC, Greyhorse and Jordan within the 60-day period prior to the date hereof.

    (d) Except as set forth in Item 4 hereof, no person other than the LLC or Gerrard is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by such persons, as set forth in Item 5(a) above; no person other than Marengere or FTI is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 1,659,792 shares of Common Stock as to which such persons share beneficial ownership, as set forth in Item 5(a) above; no person other than Matossian or Greyhorse is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 204,000 shares of Common Stock as to which such persons share beneficial ownership; no person other than Delorme and Servidel is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 5,000 shares of Common Stock as to which such persons share beneficial ownership; and no person other than each remaining respective Group Member is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned by such Group Member, if any.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Gerrard is the sole Class A Member and the managing member of the LLC, STG is a Class C Member of the LLC and Feldman is an independent consultant for the LLC. Each of Marengere, Matossian, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Jordan, Shtym and Nespeca is a member of the Company's management and Prud'homme was formerly a member of the Company's management and is the spouse of Marengere. Marengere and Matossian are also directors of the Company. Amyot serves as a director of the Company and as its attorney. Marengere is the sole officer and director, and the controlling shareholder, of FTI and Amyot is a minority shareholder of FTI. Matossian is the sole officer, director and shareholder of Greyhorse. Delorme is the sole officer, director and shareholder of Servidel. See Item 3 hereof. The LLC has entered into a Letter Agreement with Marengere and Matossian with respect to the shares of Common Stock beneficially owned by the Group. See Item 4 hereof.

    Each of the Group Members has executed a Joint Filing Agreement, dated as of August 18, 1997 (the "Joint Filing Agreement"), pursuant to Rule 13d-1(f) of the Exchange Act, pursuant to which such Group Members granted a power of attorney in favor of Gerrard to execute on their behalf this Schedule 13D and all amendments hereto and such other documents in connection therewith, and to file the same with the Securities and Exchange Commission on behalf of such Group Members.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    1.   Operating Agreement

    2.   Admission Agreement

    3.   Letter Agreement

    4.   Joint Filing Agreement

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 1997

                                  /S/ Douglas A. Gerrard
                                      -------------------------------
                                            Douglas A. Gerrard

                                                                      SCHEDULE A

                         Directors and Executive Officers of

                                STG Investments, Ltd.
                      Road Town, Tortola, British Virgin Islands



Name                  Business Address                    Principal        Citizenship
----                  ----------------                    ---------        -----------
and Title                                                 Occupation
---------                                                 ----------
Trevor J. Williams;   14 Par La Ville Road, 3rd Floor     Accountant       British
President and         Hamilton, HMJX Bermuda
Director

J. Arthur Jones;      14 Par La Ville Road, 3rd Floor     Accountant       British
Vice President,       Hamilton, HMJX Bermuda
Treasurer and
Director

Deborah Paterson;     14 Par La Ville Road, 3rd Floor     Administrator    British
Secretary and         Hamilton, HMJX Bermuda
Director

                                                                      SCHEDULE B

                         Transactions Within the Last 60 Days


    The following shares of common stock of Dominion Bridge Corporation were purchased by Deere Park Equities, L.L.C. within the 60 days prior to the date of this Schedule 13D:

Date              No. Shares              Price Per Share
----              ----------              ---------------

8/1/97            1,000                    $1.71875
                  12,000                    1.75

8/5/97            33,500                    1.72024

8/6/97            72,500                    1.78125
                  38,700                    1.78250
                  2,000                     1.8125
                  10,000                    1.84375

8/7/97            15,000                    1.78458
                  1,850,000                 2.015

8/8/97            10,000                    1.7188

8/12/97           55,400                    1.81430

8/13/97           20,000                    1.9375


    The following shares of common stock of Dominion Bridge Corporation were sold by Deere Park Equities, L.L.C. within the 60 days prior to the date of this
Schedule 13D:

Date              No. Shares              Price Per Share
----              ----------              ---------------

8/8/97            10,000                  $1.59375

    Greyhorse purchased 50,000 shares of Common Stock on June 18, 1997, at a price of $1.1875 per share.

    Jordan sold 18,400 shares of Common Stock on August 13, 1997, at a price of $1.84375 per share, and purchased 18,400 shares of Common Stock on August 18, 1997, at a price of $1.9375 per share.

                                    EXHIBIT INDEX

Exhibit No.        Document

       1. Operating Agreement, dated as of December 1, 1995, between Deere Park Equities, L.L.C. and Douglas A. Gerrard.

       2. Admission Agreement, dated as of August 7, 1997, between Deere Park Equities, L.L.C. and STG Investments, Ltd.

       3. Letter Agreement, dated August 18, 1997, among Deere Park Equities, L.L.C., Michel L. Marengere and Nicolas V. Matossian.

       4. Joint Filing Agreement, dated August 18, 1997, pursuant to Rule 13d-1(f), including Power of Attorney granted to Douglas A. Gerrard to sign Schedule 13D and all amendments thereto, and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of each of the Group Members.